STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038

September 26, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:               The Dreyfus Third Century Fund, Inc.
(File Nos.:  2-40341 and 811-2192)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Fund"), on or about September 29, 2016 the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 76 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 75 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on August 1, 2016 for the purpose of adding Class Y shares to the Fund.

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Patrick Scott of the Staff via telephone on September 15, 2016 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm.

The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

General

1.	Staff Comment: Please ensure that all of the bracketed information and other incomplete information that appears in the 485(a) Amendment is completed in the Amendment.

Response:  All of the referenced incomplete information will be completed in the Amendment.

Front Cover

2.	Staff Comment: Please insert the ticker symbol for the new Class Y shares on the front cover of the prospectus and update it on EDGAR when available.

Response:  The ticker symbol for the new Class Y shares will be inserted on the front cover of the prospectus in the Amendment.  In addition, the ticker symbol has been updated on EDGAR.

Fund Summary—Fees and Expenses

3.	Staff Comment: Please complete the information in the Fund's fee table and example and provide to the Staff for review prior to the effective date of the Amendment.

Response:  The fee table and example to be filed in the Amendment are attached as Exhibit A.

4.	Staff Comment: Footnote ** to the fee table states: "Other expenses for Class Y are estimated amounts for the current fiscal year based on the Other expenses for Class I." Please supplementally explain the basis for estimating fees for the Fund's new Class Y shares. Please note that Instruction 3(d) to Item 3 of Form N-1A sets forth when information in the fee table may be restated, and that new classes do not satisfy the definition of a "New Fund" set forth in Instruction 6 to Item 3 of Form N-1A.

Response:  Estimated expenses must be used for the Fund's new Class Y shares because they have not yet been offered and have no expense history to put into the table (i.e., the estimated expenses are not a restatement).  Please note that the footnote referencing the estimated expenses only applies to the new Class Y shares and not the other share classes.  Accordingly, we will move the footnote so that it more clearly applies only to the "Other expenses" for Class Y shares and not the Fund's other share classes.

Fund Summary—Principal Investment Strategy

5.	Staff Comment: Please disclose in Item 4 whether the Fund invests in companies of particular market capitalizations, and, if so, please provide the ranges of such market capitalizations. The Staff notes that the requested disclosure is partially provided in the tenth paragraph in Fund Details—Goal and Approach.

Response:  The following will be added in the Amendment at the end of Fund Summary—Principal Investment Strategy:  "The fund normally focuses on large-cap growth stocks, but also may invest in value-oriented stocks, mid-cap stocks and small-cap stocks."

6.	Staff Comment: The first paragraph states: "To pursue its goals, the fund, under normal circumstances, invests at least 80% of its net assets in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America." Please revise this disclosure to note whether common stock is the only type of stock in which the Fund will invest. Please also disclose the types of investments that comprise the remaining 20% of the Fund's net assets. In addition, please disclose whether the investments that comprise the remaining 20% of the Fund's net assets will be subject to the same "social screening process" disclosed in the first sentence of the sixth paragraph of Fund Details—Goal and Approach. To the extent this additional disclosure affects existing disclosure in Items 4 and 9, please revise those Items accordingly.

Response:  The Fund does not, as a principal investment strategy, invest in securities (or other types of investments) other than common stock.  As of August 31, 2016, approximately 99% of the Fund's assets were invested in common stocks.  Please note that Items 4(a) and 9(b)(1) do not require the Fund to disclose investment strategies or particular types of securities that are not considered part of the Fund's principal investment strategies.

We have been advised by Fund management that the investment process, as described in Fund Summary—Principal Investment Strategy and Fund Details—Goal and Approach, is generally applied across the Fund's portfolio.  Please note the following from these sections:  "The portfolio managers then evaluate each stock considered to be a potential purchase candidate, by industry or sector, to determine whether the company enhances the quality of life in America…" (emphasis added)

Fund Summary—Principal Risks

7.	Staff Comment: Please add risk disclosure relating to the Fund's investments in large-cap growth stocks.

Response:  The following will be added in the Amendment to Fund Summary—Principal Risks:

•	Large cap stock risk. To the extent the fund invests in large capitalization stocks, the fund may underperform funds that invest primarily in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

•	Growth stock risk. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks may lack the dividend yield that may cushion stock prices in market downturns.

Fund Details—Goal and Approach

8.	Staff Comment: The first and second sentences of the eighth paragraph state: "If the portfolio managers determine that a company fails to meet the fund's social criteria, the stock will not be purchased, or if it is already owned, it will be sold as soon as reasonably possible, consistent with the best interests of the fund. If the portfolio managers' assessment does not reveal a negative pattern of conduct in these social areas, the company's stock is eligible for purchase or retention." The Staff views this disclosure as relating to, and being a part of, the Fund's principal investment strategy. The Staff also views the scenarios contemplated in this disclosure as probable to occur. Accordingly, please add risk disclosure in Items 4 and 9 (below Social investment risk in each Item) with respect to the above-referenced disclosure.

Response:  The following will replace Social investment risk in the Amendment in Fund Summary—Principal Risks:

•	Social investment risk. Socially responsible investment criteria may limit the number of investment opportunities available to the fund, and as a result, at times the fund's returns may be lower than those funds that are not subject to such special investment considerations. If the portfolio managers determine that a company in the fund's portfolio fails to meet the fund's social criteria, the company's stock will be sold as soon as reasonably possible, consistent with the best interests of the fund.

The following will replace Social investment risk in the Amendment in Fund Details—Investment Risks:

•	Social investment risk. Socially responsible investment criteria may limit the number of investment opportunities available to the fund, and as a result, at times the fund's returns may be lower than those funds that are not subject to such special investment considerations. The fund's portfolio managers are dependent on available information to assist in the social screening process, and, because there are few generally accepted standards to use in evaluation, the process employed for the fund may differ from processes employed for other funds. If the portfolio managers determine that a company in the fund's portfolio fails to meet the fund's social criteria, the company's stock will be sold as soon as reasonably possible, consistent with the best interests of the fund.

Fund Details—Investment Risks

9.	Staff Comment: Please add risk disclosure with respect to the Fund's investment in large-, mid- and small-cap companies.

Response:  The following will be added in the Amendment to Fund Details—Investment Risks:

•	Large cap stock risk. To the extent the fund invests in large capitalization stocks, the fund may underperform funds that invest primarily in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

•	Small and midsize company risk. Small and midsize companies carry additional risks because the operating histories of these companies tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Other investments are made in anticipation of future products, services or events whose delay or cancellation could cause the stock price to drop. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. Some of the fund's investments will rise and fall based on investor perception rather than economic factors.

10.	Staff Comment: Item 4(b)(1)(i) of Form N-1A states that "[b]ased on the information given in response to Item 9(c), [the Fund should] summarize the principal risks of investing in the Fund[.]" See also IM Guidance 2014-08. The Staff notes that, with respect to Social investment risk, the disclosure in Items 4 and 9 are currently identical. Accordingly, please revise Social investment risk in Items 4 and 9 so that the disclosure in Item 4 is a summary of the disclosure in Item 9.

Response:  Please see the response to Comment No. 8 above.

Fund Details—Management

11.	Staff Comment: The fourth sentence of the first paragraph states: "A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six-month period ended November 30, 2015." Please revise this sentence to refer to the Fund's most recent annual report. See Item 10(a)(1)(iii) of Form N-1A.

Response:  The referenced disclosure complies with Item 10(a)(1)(iii) of Form N-1A, which requires that:  "a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable." (emphasis added)  Item 27(d)(7) of Form N-1A requires that, for any annual or semi-annual report, the report include such discussion if the board approved any investment advisory contract during the Fund's most recent fiscal half year.  Since the Board's approval occurred during the six-month period ended November 30, 2015, the referenced discussion is in the semi-annual report for that period.

Back Cover

12.	Staff Comment: Please place the SEC file number at the bottom of the page and reduce the font size. Per Item 1(b)(4) of Form N-1A, include "[t]he Fund's Investment Company Act file number on the bottom of the back cover page in type smaller than that generally used in the prospectus (e.g., 8-point modern type)."

Response:  The requested change will be made in the Amendment.

SAI

Share Ownership

13.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Fund to beneficially own 5% or more of any class of each Fund's outstanding shares as of a specified date no more than 30 days prior to the filing of the relevant Amendment (see Item 18(b) of Form N-1A).

Response:  The Fund's ownership information presented in the chart will be updated in the Amendment.

*    *    *    *    *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6401.

Very truly yours,

/s/ Max Vogel
Max Vogel

cc:            Janna Manes
EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or certain other funds in the Dreyfus Family of Funds.  More information about these and other discounts is available from your financial professional and in the Shareholder Guide section beginning on page 8 of the prospectus and in the How to Buy Shares section and the Additional Information About How to Buy Shares section beginning on page II-1 and page III-1, respectively, of the fund's Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class I	Class Y	Class Z
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none	none

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y	Class Z
Management fees	.75	.75	.75	.75	.75
Distribution (12b-1) fees	none	.75	none	none	none
Other expenses (including shareholder services fees)	.48	.48	.16	.13**	.28
Total annual fund operating expenses	1.23	1.98	.91	.88	1.03

*Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.

**Other expenses for Class Y are estimated amounts for the current fiscal year based on the Other expenses for Class I.

Example

The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$693	$943	$1,212	$1,978
Class C	$301	$621	$1,068	$2,306
Class I	$93	$290	$504	$1,120
Class Y	$90	$281	$488	$1,084
Class Z	$105	$328	$569	$1,259

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$693	$943	$1,212	$1,978
Class C	$201	$621	$1,068	$2,306
Class I	$93	$290	$504	$1,120
Class Y	$90	$281	$488	$1,084
Class Z	$105	$328	$569	$1,259